October 19, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Scott M. Anderegg, Staff Attorney

RE:  BIG CLIX CORP.
     AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1
     FILED JULY 29, 2010
     FILE NO. 333-168403

Mr. Anderegg:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to Big Clix Corp. (the "Company") dated October 13, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

Please reconcile your estimated costs under this heading with your costs detailed elsewhere in your prospectus.

RESPONSE:

We concur with the Staff and have updated the costs in the risk factor section to be consistent with other references in the prospectus.

STAFF COMMENT 2:

We note your response to comment three in our letter dated September 13, 2010 and reissue that comment in part, as follows:

   o Please revise your disclosure to explain why your advertising campaign will be "unique" and what you mean by the phrase "rich media." Further, expand your discussion to explain the kinds of "analytics" and "quantification" your software will provide.

   o Please also disclose how much you expect to charge for products and services and how much it will cost you to provide those products and services. If you cannot provide such a revenue model, then please disclose this fact, explain why and disclose this risk to investors.

   o We note that you have revised your risk factor on page seven concerning dilution to discuss the issuance of additional securities in connection with your capital needs. Please revise the title to this risk factor to reflect that fact that you are planning to issue additional securities. As written, the title suggests that this is a contingent risk.

   o Please confirm to us that the four individuals you plan to hire as independent contractors do not work or a specific company and that you have not entered into a written or oral contract with them.

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RESPONSE:

We concur with the Staff and have updated the prospectus to address the following:

   o We removed the reference to "unique", and explained "rich media", "analytics" and "quantification" that our software will provide.

   o We explained our pricing and costs associated with our products and services.

   o We updated the dilution risk factor to reflect that we plan to issue additional securities.

   o We noted the four individuals are independent contractors and that there are no agreements, oral or written, with them.

STAFF COMMENT 3:

We reviewed your response to comment four in our letter dated September 13, 2010. Please expand your discussion of location-based advertising to better explain what it is and how it works.

RESPONSE:

We concur with the Staff and have added language to explain what and how location-based advertising works.

STAFF COMMENT 4:

We reviewed your response to comment six in our letter dated September 13, 2010 and your disclosure under this heading that you "do not foresee a direct conflict of interest with [your] sole officer and director." Based on your disclosure, BrainBlaze develops and provides technology-driven advertising campaigns for ecommence companies, services that appear to be similar to those Big Clix intends to provide. Please provide us with your detailed analysis as to how you concluded that you do not foresee a direct conflict of interest with Mr. Yore. Please also tell us and disclose whether you foresee conflicts of interest between the company and BrainBlaze. For example, if a customer approaches Mr. Yore to provide advertising campaign development services, please tell us how Mr. Yore will determine whether BrainBlaze or Big Clix will provide this service. In addition, given Mr. Yore's role at both the company and BrainBlaze and the fact that it appears that both organizations compete for the same type of customers and business, please disclose Mr. Yore's obligation to each organization to present customers and other business opportunities under the state law and organizational document of each entity. Lastly, please revise your disclosure to provide investors with more detailed information regarding how this or another similar conflict of interest would be resolved.

RESPONSE:

We concur with the Staff and have modified the Conflict of Interest section to explain that the Company provides advertising solutions only to mobile users whereas BrainBlaze provides similar solutions only to Internet sites. In addition, if there is a conflict of interest, we explicitly explained how Mr. Yore would handle the conflict to protect both companies (BrainBlaze and the Company).

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         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 415-259-0725.

Sincerely,

/s/ Patrick Yore

Patrick Yore
Chief Executive Officer

Enclosure

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